March 28, 2005


VIA USMAIL and FAX (86-21) 6447-7930
Mail Stop 0409

Mr. Chi Keung Wong
Chief Executive Officer and Chief Financial Officer
COL China Online International Inc.
922 Heng Shan Road
Jian Hui Building 27/F
Shanghai 200030
China

Re:	COL China Online International Inc.
	Form 10-KSB for the year ended 6/30/2004
	Form 10-QSB for the quarters ended 9/30/2004 and 12/31/2004
      File No. 333-39208

Dear Mr. Chi Keung Wong:

      We have reviewed your above referenced filings and have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your document[s] in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




FORM 10-KSB FOR THE YEAR ENDED JUNE 30, 2004

Financial Statements and Notes

Consolidated Statements of Operations, page F-3

1. As stated on page 19, "As of January 1, 2004, all assets and operations unrelated to the business of COL Convergence and COL
Interactive have been disposed of."   Tell us how you considered
paragraphs 41 - 44 of SFAS 144 in reporting the disposal of those operations including, but not limited to, the disposal disclosed in the last paragraph on page 18.

*    *    *    *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comment on your filings.

      You may contact Wilson K. Lee, at (202) 824-5535 or me at
(202)
942-1993 if you have questions.



						Sincerely,



Jorge Bonilla
Staff Accountant



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COL China Online International Inc.
March 28, 2005
Page 1